CLIFFORD L. NEUMAN, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO  80302

Telephone:  (303) 449-2100

Facsimile:  (303) 449-1045

E-mail:  clneuman@neuman.com

June 12, 2006

VIA EDGAR FILING

U.S. Securities and Exchange Commission

Attention: Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:

SkyLynx Communications, Inc.

SEC File No.  – 000-27635

Form 8k – Filed May 30, 2006

Gentlemen:

On behalf of SkyLynx Communications, Inc. (the “Company”), I am writing in connection with your comment letter of June 1, 2006 covering the above-referenced filing of the Company.

Concurrently herewith, the Company has filed its Form 8-K/A amending the Current Report to respond to your comments.  Specifically, our responses are as follows:

Comment No. 1

Revised as requested.

Comment No. 2

Revised as requested.

Please let me know if you have any further comments or questions.

Sincerely,

/s/Clifford L. Neuman

Clifford L. Neuman

cc:

Client